SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)

PATRIOT NATIONAL BANCORP, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

70336F203
(CUSIP Number)

March 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Harvey Sandler Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
317,248

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
317,248

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
317,248

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ITEM 1(a)	NAME OF ISSUER:

PATRIOT NATIONAL BANCORP INC.

ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

900 Bedford Street
Stamford, Connecticut  06901

ITEM 2(a)	NAME OF PERSON FILING:

This Schedule 13G/A is filed by and on behalf of Harvey Sandler Revocable Trust.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Person filing this Schedule 13G/A is located at 2080 NW Boca Raton Blvd Ste 2 Boca Raton, FL 33431.

ITEM2(c)	CITIZENSHIP:

Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

ITEM 2(e)	CUSIP Number:

70336F203

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

Not applicable.

ITEM 4	OWNERSHIP:

Harvey Sandler Revocable Trust:

(a)     Amount beneficially owned:  317,248 shares of Common Stock, par value $0.01 per share, of Patriot National Bancorp, Inc.

(b)     Percent of class: 8.0%

(c)     Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: 317,248 shares

(ii)  Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 317,248 shares

(iv)  Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION

By signing below the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2021	HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Gary Rubin
Name: Gary Rubin
Title: Trustee

	By:	/s/ Andrew Sandler
Name: Andrew Sandler
Title: Trustee